Cordovano and Harvey, P.C.

Certified Public Accountants
201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

January 7, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Medical International Technology, Inc. (formerly Posteralley.com, Inc.)

Ladies and Gentlemen:

We were previously the principal accountants for Medical International Technology, Inc., and we reported on the financial statements of Medical International Technology, Inc. as of September 30, 2001, for the fiscal year ended September 30, 2001 and 2000, and for the period from July 19, 1999 (date of inception) through September 30, 2001. On January 6, 2003, our appointment as principal accountants was terminated. We have read Medical International Technology, Inc.'s statements included under Item 4 of its Form 8-K dated January 7, 2003, and we agree with such statements.

Yours truly,

/s/ Cordovano and Harvey, P.C.
Cordovano and Harvey, P.C.